Mail Stop 6010

January 19, 2007

Via Facsimile and U.S. Mail

Mr. Alan F. Krock
Chief Financial Officer
PMC-Sierra, Inc.
Mission Towers One
3975 Freedom Circle
Santa Clara, CA   95054-1203

> **Re: PMC-Sierra, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 0-19084**

Dear Mr. Krock:

We have reviewed your response letter dated December 1, 2006 and have the following comment. As indicated, we think you should revise your filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

<u>General</u>

1. We note your response to comment 2 of our letter dated October 3, 2006. Please refer to the guidance provided in "Sample Letter Sent in Response to Inquiries Related to Filing Restated Financial Statements for Errors in Accounting for Stock Option Grants" posted on our website at http://www.sec.gov/divisions/corpfin/guidance/oilgasltr012007.htm . Please amend your Form 10-K for the year ended December 31, 2005 to fully comply.

*   *   *   *

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

You may contact David Burton, Staff Accountant, at (202) 551-3626 or me at (202) 551-3671 if you have questions regarding this comment.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant